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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.G. 3/25/02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of March 25, 2002

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Announcement of an Extraordinary General Meeting of Imperial Tobacco Group PLC.

ANNOUNCEMENT OF AN EXTRAORDINARY GENERAL MEETING OF IMPERIAL TOBACCO GROUP PLC

The following text is a summary of the resolution that will be under consideration at the Extraordinary General Meeting of Imperial Tobacco Group PLC, which will be held at 4.00pm on 8 April 2002 at the Hilton Bristol, Woodlands Lane, Bradley Stoke, Bristol BS32 4JF.

The resolution will be proposed as a special resolution to the effect that:

(a) the proposed acquisition (the "Acquisition") of the entire issued share capital of Reemtsma by Imperial Tobacco on the terms and subject to the conditions set out in (1) the agreement dated 7 March 2002 between Imperial Tobacco, Tchibo Holding Aktiengesellschaft and certain other holders of Reemtsma Shares in relation to 90.01 per cent. of Reemtsma's issued share capital and (2) the agreement dated 7 March 2002 between Imperial Tobacco, Tchibo Holding Aktiengesellschaft and certain other Reemtsma shareholders in relation to the remaining 9.99 per cent. of Reemtsma's issued share capital, be and is hereby approved and that the Directors of the Company (or any duly constituted committee of them) be and they are authorised to take all such steps as they consider necessary to effect the Acquisition and to waive, amend, vary, revise or extend (to such extent as shall not constitute a material amendment in the context of the Acquisition as a whole) any of such terms and conditions as they may consider to be appropriate;

(b) the Directors be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £20,834,312 in connection with the offer by way of rights of new ordinary shares of 10 pence each in the capital of the Company and otherwise up to £24,306,697.40. This authority shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 1 August 2003, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired, and such authority shall be in substitution for and shall replace any existing authority pursuant to the said section 80 to the extent not utilised at the date this resolution is passed; and

(c) the Directors be generally and unconditionally empowered to allot equity securities (as defined in section 94(2) of the Act) of the Company pursuant to the authority conferred by part (b) of this resolution for cash as if section 89(1) of the said Act did not apply to any such allotment provided that this power shall be limited to:

   (i) the allotment of 208,343,120 ordinary shares;

   (ii) the allotment of such equity securities in connection with a rights issue in favour of shareholders where the equity securities respectively attributable to the interests of all shareholders are proportionate (as nearly as may be) to the respective numbers of shares held by them subject only to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised body in, any territory; and

   (iii) the allotment (otherwise than pursuant to sub-paragraphs (i) and (ii)) of equity securities up to an aggregate nominal value of £3,646,004.60.

This power shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 1 August 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date March 25, 2002

By ____________________
Trevor M Williams
Assistant Company Secretary

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